UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2008

Commission File No. 001-32860

SHANGHAI CENTURY
ACQUISITION CORPORATION

23rd Floor, Shun Ho Tower,
24-30 Ice House Street, Central,
Hong Kong SAR, China

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Termination of Material Agreement; Entry Into Material Agreements.

In connection with the termination of the Share Purchase Agreement, dated May 28, 2007, between Shanghai Century Acquisition Corporation (“Shanghai Century”) and Sichuan Kelun Pharmaceuticals Co., Ltd. (“Kelun”), which was previously reported in our Form 6-K filed on February 20, 2008, we also entered an agreement with Liu Gexin, the chairman of Kelun, on February 20, 2008, whereby Mr. Liu Gexin has agreed to reimburse Shanghai Century for certain of its due diligence expenses in connection with the Share Purchase Agreement. Under this agreement, Mr. Liu Gexin will reimburse us for RMB3 million (or approximately US$425,387) upon completion of Kelun’s private equity financing and an additional RMB1 million (or approximately US$141,795) upon Kelun’s filing on the Chinese A-share market.

Other Events.

On or about March 31, 2008, Shanghai Century notified holders of its outstanding ordinary shares of the upcoming annual and extraordinary meeting of shareholders to be held on April 17, 2008 to consider and approve a proposed business combination, as required by provisions of its Memorandum and Amended and Restated Articles of Association, with Asia Leader Investments Limited. In connection such meeting, Shanghai Century mailed to all holders of its outstanding ordinary shares a form of proxy card regarding the voting of ordinary shares at the meeting, accompanied by a proxy statement describing the matters being considered, prepared substantially in compliance with the rules and regulations of Regulation 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, regarding such matters, notwithstanding that Shanghai Century is technically exempt from such requirements. Accordingly, the Securities and Exchange Commission has not reviewed this proxy statement and it may not have all the material disclosures required by Regulation 14A.

The proxy statement and form of proxy are being furnished as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K.

Shanghai Century intends to hold investor presentations for certain of its stockholders regarding its proposed acquisition of Asia Leader Investments Limited. A copy of this presentation is furnished as Exhibit 99.2 to this Report of Foreign Issuer on Form 6-K.

The information in this Report, including all exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description
99.1	Notice of Special Meeting and Proxy Statement dated March 31, 2008.
99.2	Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistranthas duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANGHAI CENTURY ACQUISITION CORPORATION

By:	/s/ Anthony Kai Yiu Lo
Name:	Anthony Kai Yiu Lo
Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

Dated: March 31, 2008